FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

January 9, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	19,489,587
ADD:	Stock Options Exercised	71,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	19,560,587

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				577,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Dec. 2/03	Parkash Athwal	June 8/94	$5.00	(2,000)

			SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	575,500*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				630,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Dec. 1/03	Giovanni Susin	Oct. 24/2000	$3.80	(10,000)
Dec. 2/03	Alana MacFarlane	Dec. 13/2002	$7.00	(500)
Dec. 2/03	Eva Rondon	Sep.30/03	$15.90	(1,000)
Dec. 2/03	Javier Salas	Sep.30/03	$15.90	(3,000)
Dec. 2/03	Thomas W. Beattie	Sep.20/02	$2.91	(18,500)
Dec. 2/03	Parkash Athwal	Sep.20/01	$2.91	(10,000)
Dec. 3/03	Jorge Rivera	Sep.30/03	$15.90	(1,000)
Dec. 3/03	Joseph Salas	Sep. 30/03	$15.90	(3,000)
Dec. 17/03	Charlie Cheng	May 15/03	$8.50	(20,000)
Dec. 22/03	Xianda Wang	May 21/03	$6.70	(2,000)
			SUBTOTAL	(69,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	561,500*
Stock Option Outstanding – Closing Balance – Grand Total	1,137,000*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			29,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			29,500

All information reported in this Form is for the month of December 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	January 9, 2004

ACQUISITION OF SECURITIES OF SUPERIOR DIAMONDS INC.
BY WAY OF PLAN OF ARRANGEMENT

REPORT REQUIRED BY SECTION 111 OF THE BC SECURITIES ACT

December 3, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that it has acquired a total of 4,014,510 shares in the capital of Superior Diamonds Inc. pursuant to the business combination and resultant issuance of securities of Superior Diamonds Inc. in exchange for securities of Canabrava Diamond Corporation.

Issuance of the securities will result in Southwestern Resources directly owning 16.43% (directly and indirectly owing 21.38%) of the issued and outstanding shares of Superior Diamonds and holding warrants to purchase an additional 445,000 common shares in the capital of Superior Diamonds.

Southwestern Resources has acquired these securities for investment purposes and has no current intention to increase or decrease its shareholdings.

Southwestern Resources is exploring in several countries for precious and base metals. The Company is presently conducting exploration programs at the Boka gold project in China and Liam gold-silver project in Peru.

For more information, please contact:

John G. Paterson, President

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

E-mail: info@swgold.com

NEW ZONE OF ZINC MINERALIZATION DISCOVERED

ACCHA-YANQUE ZINC BELT-SOUTHERN PERU

December 4, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that ongoing regional exploration in the Company’s 100% owned Accha-Yanque Zinc Belt Project has resulted in the discovery of a new zone of mineralization uncovered in trenches in an area of overburden.  The new zone was trenched along a 150 metre east-west strike length and is open in both directions.  Further trenching is needed to define the limits of the zone.  Results of trench sampling are outlined in the table below.
		Assay
TRENCH #	Interval (metres)	Zinc (percent)	Lead (percent)	Silver (grams/tonne)

CAP 1	1.30	5.75	2.54	58.4
	1.20	3.54	1.86	30.5
	1.40	3.86	2.67	41.6
	2.00	1.66	0.74	35.1
	1.50	2.29	1.32	30.0
	1.20	1.00	1.49	22.3

CAP 2	2.00	5.01	10.39	169.0
	2.00	7.07	7.01	143.0
	2.00	2.23	0.67	9.0
	2.00	0.91	0.48	22.2
	2.00	0.44	0.13	11.9
	1.65	0.45	0.07	3.9
	2.00	1.87	0.82	23.8
	2.00	1.38	0.56	30.5
	2.00	0.52	0.13	14.1
	2.00	0.13	0.02	1.1
	1.50	6.45	3.83	65.6
	1.50	15.60	14.45	324.0
	1.60	13.00	12.15	281.0
	1.20	6.50	4.65	83.6
	2.00	14.80	10.85	290.0
	1.35	15.15	9.32	261.0
	1.50	4.44	1.59	37.5
	1.50	4.92	1.87	45.7
	2.00	0.78	0.15	9.9
	1.20	5.34	0.55	21.6
	1.50	2.85	0.69	31.1

…more

		Assay
TRENCH #	Interval (metres)	Zinc (percent)	Lead (percent)	Silver (grams/tonne)

CAP 3	1.50	13.05	5.99	127.0
	1.50	1.15	4.25	162.0
	0.90	1.02	1.43	79.7

CAP 4	1.60	10.45	5.71	135.0
	1.20	5.47	6.93	89.4
	1.20	3.22	3.19	98.8
	1.35	16.50	6.20	192.0
	0.80	9.35	2.63	82.4

CAP 5	2.00	7.32	2.65	57.0
	1.65	4.29	3.88	74.5
	2.00	2.40	0.50	9.1
	1.50	2.54	0.65	10.0
	1.30	0.25	1.00	20.4

All of the mineralization in trenches is in oxide form.

The Accha-Yanque Zinc Belt has now been defined for 30 kilometres along a northeast-southwest trend on the west margin of the Apurimac Batholith.  Southwestern has acquired the majority of this Belt, which now contains 14 zones of zinc, lead and silver mineralization.  Only Accha and Yanque have been drilled.  Management of the Company believes that this area represents a potential new zinc camp in Peru and an aggressive follow-up exploration program is in the planning stages.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam gold-silver Project, Peru, with Newmont, and the Boka Gold Project, China with, Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

SOUTHWESTERN RESOURCES ADDED TO

S&P/TSX COMPOSITE INDEX

December 10, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) reports that Standard & Poor’s announced an index change as a result of the quarterly S&P/TSX Composite Index Review and that Southwestern Resources will be added to the Index effective after the close of business on Friday December 19, 2003.  The S&P/TSX Composite Index is used by investors and the financial community as a broad indicator of market activity.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam gold-silver Project in Peru with Newmont, and the Boka Gold Project in China with Team 209.

For more information, please contact:

John G. Paterson, President or
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
www.swgold.com
info@swgold.com

CONTINUED POSITIVE DRILL RESULTS FROM CERRO CRESPO

REGIONAL EXPLORATION PROGRAM BEGINS

LIAM GOLD-SILVER PROJECT, PERU

December 9, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for holes LI-13, LI-14, LI-15A, LI-16, LI-17, LI-18 and LI-19 drilled on Cerro Crespo at the Liam Gold-Silver Project located in Southern Peru.

The Liam Gold-Silver Project is comprised of approximately 85,500 hectares of exploration concessions and is the subject of an option/joint venture agreement between Southwestern and Newmont Peru (see News Release dated November 17, 2003).  The Project is divided into the Liam Regional Area (81,597 hectares), which is being operated by Southwestern, and the Liam Core Area (3,500 hectares), which is being operated by Newmont.  The initial 3,000 metre phase of drilling at Cerro Crespo is now complete and the Company has been informed by Newmont that a drilling program is anticipated to commence in March 2004.  This second phase of drilling will concentrate on testing of the high grade gold zones discovered at Cerro Quescha (see News Releases dated September 23 and October 31, 2003).

Results from the latest drillholes at Cerro Crespo are outlined in the table below.
	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)	Comments

LI-13	1.5	124.5	122.0	1.60	51.9	2.30	oxide
including	10.5	37.5	27.5	4.40	68.6	5.30

LI-14	46.5	67.5	21.0	0.24	44.5	0.84	oxide
	94.5	112.5	18.0	0.27	32.3	0.70

LI-15A	7.5	157.5	150.0	0.70	26.2	1.10	oxide

LI-16	1.5	121.5	120.0	0.86	92.9	2.10	oxide
including	21.0	45.0	24.0	2.30	163.6	4.50
	90.0	105.0	15.0	1.70	111.2	3.20

LI-17	81.0	102.0	21.0	0.70	73.3	1.70	oxide

LI-18	18.0	34.5	16.5	0.20	46.4	0.80	oxide
	106.5	136.5	30.0	0.10	66.8	1.00

LI-19	7.5	46.5	39.0	0.70	20.7	1.00	oxide
	151.5	162.0	10.5	0.60	30.4	1.00

Intervals are based on a 0.5 gram per tonne gold equivalent cut-off.  Gold equivalent grades were calculated using an assumed ratio of 75 silver to 1 gold and will be more accurately calculated based on further metallurgical testing.

To view a map of the Liam drillhole locations, visit our website at www.swgold.com.

The Liam Project Area is underlain by an extensive high sulphidation gold-silver mineralized system.  Cerro Crespo contains enriched gold and silver while Cerro Queshca contains a number of areas with high grade gold.  Alteration at Cerro Queshca extends for about 4.5 kilometres in an east-west direction and 2 kilometres north-south.

First phase exploration on the Liam Regional Area of the Project is currently underway with two field crews.

Quality Control

Southwestern Resources Corp. has implemented a quality control program to ensure best practice in lithogeochemical sampling and analyses of core samples.  Core is split on site and one-half of the sample is shipped to the ALS Chemex preparation lab in Lima and the remaining one-half of the sample is stored on-site.  Samples are crushed to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, and has a number of significant joint ventures.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

REPORT PURSUANT TO

SECTION 101 OF THE SECURITIES ACT (ONTARIO)

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

NATIONAL INSTRUMENT 62-103

1.

Name and address of the offeror

Southwestern Resources Corp. (the “Offeror”)

Suite 1650, 701 West Georgia Street

Vancouver, B.C. V7Y 1C6

2.

Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired

On November 28, 2003 the Offeror acquired a total of 4,014,510 shares in the capital of Superior Diamonds Inc. pursuant to the business combination by way of plan of arrangement and resultant issuance of securities of Superior Diamonds Inc. in exchange for securities of Canabrava Diamond Corporation.

Issuance of the securities will result in Southwestern Resources directly owning 16.43% (directly or indirectly owning 21.38%) of the issued and outstanding shares of Superior Diamonds and holding warrants to purchase an additional 445,000 common shares in the capital of Superior Diamonds.

3.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

The Offeror now directly owns 4,014,510 common shares of the Issuer (representing 16.43% of the Issuer’s outstanding shares) and 445,000 share purchase warrants convertible into 445,000 common shares of the Issuer.  The Offeror directly and indirectly owns 5,134,179 common shares of the Issuer (representing 21.3% of the Issuer’s outstanding shares).

4.

Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragr

aph (3) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control

See 3. above.

(ii)

the offeror, either alone or together with any joint actors, has  ownership but control is held by other persons or companies other than the offeror or any joint actor

Not applicable.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

5.

Name of the market in which the transaction or occurrence that gave rise to the news release took place

The transaction occurred as part of a business combination.

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

None.

8.

Names of any joint actors in connection with the disclosure required by this report.

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Securities of the Issuer were acquired by exchange of securities pursuant to a business combination.  See 1. above.

10.

If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of

National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED at Vancouver, B.C. this 3rd day of December 2003

Southwestern Resources Corp.

By:

“Thomas W. Beattie”

Thomas W. Beattie

Vice President, Corporate Development

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

December 4, 2003

Item 3.

Press Release

The Issuer issued a press release on December 4, 2003

Item 4.

Summary and Full Description of Material Change

The Company pleased to report that ongoing regional exploration in the Company’s 100% owned Accha-Yanque Zinc Belt Project has resulted in the discovery of a new zone of mineralization uncovered in trenches in an area of overburden.  The new zone was trenched along a 150 metre east-west strike length and is open in both directions.  Further trenching is needed to define the limits of the zone.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 10th day of December 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

NEW ZONE OF ZINC MINERALIZATION DISCOVERED

ACCHA-YANQUE ZINC BELT-SOUTHERN PERU

December 4, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that ongoing regional exploration in the Company’s 100% owned Accha-Yanque Zinc Belt Project has resulted in the discovery of a new zone of mineralization uncovered in trenches in an area of overburden.  The new zone was trenched along a 150 metre east-west strike length and is open in both directions.  Further trenching is needed to define the limits of the zone.  Results of trench sampling are outlined in the table below.
		Assay
TRENCH #	Interval (metres)	Zinc (percent)	Lead (percent)	Silver (grams/tonne)

CAP 1	1.30	5.75	2.54	58.4
	1.20	3.54	1.86	30.5
	1.40	3.86	2.67	41.6
	2.00	1.66	0.74	35.1
	1.50	2.29	1.32	30.0
	1.20	1.00	1.49	22.3

CAP 2	2.00	5.01	10.39	169.0
	2.00	7.07	7.01	143.0
	2.00	2.23	0.67	9.0
	2.00	0.91	0.48	22.2
	2.00	0.44	0.13	11.9
	1.65	0.45	0.07	3.9
	2.00	1.87	0.82	23.8
	2.00	1.38	0.56	30.5
	2.00	0.52	0.13	14.1
	2.00	0.13	0.02	1.1
	1.50	6.45	3.83	65.6
	1.50	15.60	14.45	324.0
	1.60	13.00	12.15	281.0
	1.20	6.50	4.65	83.6
	2.00	14.80	10.85	290.0
	1.35	15.15	9.32	261.0
	1.50	4.44	1.59	37.5
	1.50	4.92	1.87	45.7
	2.00	0.78	0.15	9.9
	1.20	5.34	0.55	21.6
	1.50	2.85	0.69	31.1

…more

		Assay
TRENCH #	Interval (metres)	Zinc (percent)	Lead (percent)	Silver (grams/tonne)

CAP 3	1.50	13.05	5.99	127.0
	1.50	1.15	4.25	162.0
	0.90	1.02	1.43	79.7

CAP 4	1.60	10.45	5.71	135.0
	1.20	5.47	6.93	89.4
	1.20	3.22	3.19	98.8
	1.35	16.50	6.20	192.0
	0.80	9.35	2.63	82.4

CAP 5	2.00	7.32	2.65	57.0
	1.65	4.29	3.88	74.5
	2.00	2.40	0.50	9.1
	1.50	2.54	0.65	10.0
	1.30	0.25	1.00	20.4

All of the mineralization in trenches is in oxide form.

The Accha-Yanque Zinc Belt has now been defined for 30 kilometres along a northeast-southwest trend on the west margin of the Apurimac Batholith.  Southwestern has acquired the majority of this Belt, which now contains 14 zones of zinc, lead and silver mineralization.  Only Accha and Yanque have been drilled.  Management of the Company believes that this area represents a potential new zinc camp in Peru and an aggressive follow-up exploration program is in the planning stages.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam gold-silver Project, Peru, with Newmont, and the Boka Gold Project, China with, Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

December 9, 2003

Item 3.

Press Release

The Issuer issued a press release on December 9, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that assay results have been received for holes LI-13, LI-14, LI-15A, LI-16, LI-17, LI-18 and LI-19 drilled on Cerro Crespo at the Liam Gold-Silver Project located in Southern Peru.

The Liam Gold-Silver Project is comprised of approximately 85,500 hectares of exploration concessions and is the subject of an option/joint venture agreement between Southwestern and Newmont Peru (see News Release dated November 17, 2003).  The Project is divided into the Liam Regional Area (81,597 hectares), which is being operated by Southwestern, and the Liam Core Area (3,500 hectares), which is being operated by Newmont.  The initial 3,000 metre phase of drilling at Cerro Crespo is now complete and the Company has been informed by Newmont that a drilling program is anticipated to commence in March 2004.  This second phase of drilling will concentrate on testing of the high grade gold zones discovered at Cerro Quescha (see News Releases dated September 23 and October 31, 2003).

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 10th day of December 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

CONTINUED POSITIVE DRILL RESULTS FROM CERRO CRESPO

REGIONAL EXPLORATION PROGRAM BEGINS

LIAM GOLD-SILVER PROJECT, PERU

December 9, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for holes LI-13, LI-14, LI-15A, LI-16, LI-17, LI-18 and LI-19 drilled on Cerro Crespo at the Liam Gold-Silver Project located in Southern Peru.

The Liam Gold-Silver Project is comprised of approximately 85,500 hectares of exploration concessions and is the subject of an option/joint venture agreement between Southwestern and Newmont Peru (see News Release dated November 17, 2003).  The Project is divided into the Liam Regional Area (81,597 hectares), which is being operated by Southwestern, and the Liam Core Area (3,500 hectares), which is being operated by Newmont.  The initial 3,000 metre phase of drilling at Cerro Crespo is now complete and the Company has been informed by Newmont that a drilling program is anticipated to commence in March 2004.  This second phase of drilling will concentrate on testing of the high grade gold zones discovered at Cerro Quescha (see News Releases dated September 23 and October 31, 2003).

Results from the latest drillholes at Cerro Crespo are outlined in the table below.
	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)	Comments

LI-13	1.5	124.5	122.0	1.60	51.9	2.30	oxide
including	10.5	37.5	27.5	4.40	68.6	5.30

LI-14	46.5	67.5	21.0	0.24	44.5	0.84	oxide
	94.5	112.5	18.0	0.27	32.3	0.70

LI-15A	7.5	157.5	150.0	0.70	26.2	1.10	oxide

LI-16	1.5	121.5	120.0	0.86	92.9	2.10	oxide
including	21.0	45.0	24.0	2.30	163.6	4.50
	90.0	105.0	15.0	1.70	111.2	3.20

LI-17	81.0	102.0	21.0	0.70	73.3	1.70	oxide

LI-18	18.0	34.5	16.5	0.20	46.4	0.80	oxide
	106.5	136.5	30.0	0.10	66.8	1.00

LI-19	7.5	46.5	39.0	0.70	20.7	1.00	oxide
	151.5	162.0	10.5	0.60	30.4	1.00

…more

Intervals are based on a 0.5 gram per tonne gold equivalent cut-off.  Gold equivalent grades were calculated using an assumed ratio of 75 silver to 1 gold and will be more accurately calculated based on further metallurgical testing.

To view a map of the Liam drillhole locations, visit our website at www.swgold.com.

The Liam Project Area is underlain by an extensive high sulphidation gold-silver mineralized system.  Cerro Crespo contains enriched gold and silver while Cerro Queshca contains a number of areas with high grade gold.  Alteration at Cerro Queshca extends for about 4.5 kilometres in an east-west direction and 2 kilometres north-south.

First phase exploration on the Liam Regional Area of the Project is currently underway with two field crews.

Quality Control

Southwestern Resources Corp. has implemented a quality control program to ensure best practice in lithogeochemical sampling and analyses of core samples.  Core is split on site and one-half of the sample is shipped to the ALS Chemex preparation lab in Lima and the remaining one-half of the sample is stored on-site.  Samples are crushed to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, and has a number of significant joint ventures.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com